Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
November 10, 2009
VIA FEDERAL EXPRESS
Chris White, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Form 20-F for Fiscal Year Ended December 31, 2008 Filed May 15, 2009 File No. 000-49888
Dear Mr. White:
     On behalf of Randgold Resources Limited (the “Company”), we hereby submit to you the Company’s response to the comments and questions included in the Staff’s comment letter dated October 29, 2009 in connection with the above-referenced Annual Report on Form 20-F.
     All responses to the comments set forth in this letter have been prepared by the Company in consultation with its independent auditors, and are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the October 29, 2009 comment letter, are the Company’s responses to the Staff’s comments.
Form 20-F filed May 15, 2009
Note 21. Fair Value of Financial Instruments, page F-37
1.	We note your response to our prior comment 1 with regard to your accounting and reporting of your loss on matured hedges and non-cash profit on roll-forward hedges. In future filings please consider revising the financial statement caption “non-cash loss on roll forward hedges” to a caption that more clearly describes the derivative activity. In addition, please revise your disclosure in future filings to further clarify how you roll forward your cash flow hedges and your accounting for the roll forward which creates the non-cash profit/loss on roll-forward hedges. Please consider including disclosure

United States Securities and Exchange Commission
November 10, 2009

similar to the information contained in your response regarding your “accounting for cash flow hedges that were rolled forward” in future filings.
     Response:
          The Company confirms to the Staff that, with respect to future filings, it will (i) revise the financial statement caption “non-cash loss on roll forward hedges” to a more descriptive heading relating to its derivative activity, and (ii) revise its disclosure to clarify how the Company rolls forward its cash flow hedges and its accounting for the roll forward that creates the non-cash profit/loss on roll-forward hedges. The Company further confirms that it will include disclosure in future filings similar to the information contained in its August 28, 2009 response letter regarding “accounting for cash flow hedges that were rolled forward.”
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan

cc:	D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)